FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of August 2009 (Report No. 4)

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X               Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

Results of 2009 Annual General Meeting of Shareholders

At the adjourned annual general meeting of shareholders of the Registrant held on August 24, 2009, the shareholders approved the following proposals, which are described in more detail in the proxy statement of the Registrant that was submitted to the Securities and Exchange Commission with a Report on Form 6-K on July 7, 2009:

         (1) election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors; and

         (2) reappointment of Kesselman & Kesselman as independent auditors.

The proposal to amend the Registrant's Memorandum of Association and Articles of Association was not approved at the meeting by the requisite threshold of the holders of 66-2/3% of the ordinary shares voted on the matter.




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ORCKIT COMMUNICATIONS LTD.


Date: August 24, 2009                       By:/s/ Adam M. Klein
                                              ------------------------
                                            Adam M. Klein for Izhak Tamir,
                                            President, pursuant to authorization